SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)
SP PLUS CORPORATION
 (Name of Issuer)
Common Stock, par value $0.001 per share
 (Title of Class of Securities)
78469C103
 (CUSIP Number)
R. Eric Emrich
L-A Financial Management, L.P.
2929 Arch Street
Suite 1650
Philadelphia, PA 19104-2868
 (215) 972-2200
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
With a copy to:
Alison S. Ressler
Rita-Anne O’Neill
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067-1725
 (310) 712-6600
April 21, 2017
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 pages
CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON 2929 CPC Holdco, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 1,341,251
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,341,251
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 22,471,041 shares of Common Stock outstanding as reported in the proxy statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 3, 2017.

Page 3 of 5 pages
CUSIP No. 78469C103

This Amendment No. 1 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”)  on October 12, 2012. Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used herein and not defined herein shall have the meaning ascribed thereto in the Original 13D, as amended.
Item 2.	Identity and Background.
Items 2(a) and (f) are hereby amended and restated in their entirety as follows:
This Schedule 13D is being filed by 2929 CPC Holdco, LLC, a Delaware limited liability company (“2929 CPC Holdco” or the “Reporting Person”). The managing member of 2929 CPC Holdco is Lubert-Adler Real Estate Fund V, L.P., a Delaware limited partnership (“Lubert-Adler Fund V”). The general partner of Lubert-Adler Fund V is Lubert-Adler Group V, L.P., a Delaware limited partnership (“Group V LP”). The general partner of Group V LP is Lubert-Adler Group V, LLC, a Delaware limited liability company (“Group V LLC”). The board of managers of Group V LLC controls Group V LLC and acts by a unanimous vote of its members. The board of managers consists of two members: Dean S. Adler and Ira M. Lubert (the “Principals”). The management company for Lubert-Adler Fund V is L-A Financial Management, L.P., a Delaware limited partnership (“Manager”), the Successor-by-Conversion to L-A Financial Management, LLC, a Delaware limited liability company. The general partner of Manager is Lubert-Adler GP, LLC, a Delaware limited liability company (“Manager GP”). The board of managers of Manager GP controls Manager GP and acts by a unanimous vote of its members. The board of managers consists of two members: the Principals. Manager has an asset management committee (the “Asset Management Committee”) which acts by a majority vote of its members. The members of the Asset Management Committee are Gerald Ronon, Stuart Margulies, Jane Smith, Mark Kripke and Ryan Forry (the “Committee Members”). Decisions regarding 2929 CPC Holdco are approved by both Group V LLC and the Asset Management Committee. The Principals are the members of Group V LLC and Manager GP. All Principals and Committee Members are citizens of the United States.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:
The Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions and applicable legal constraints, seek to dispose of some or all of its shares of Common Stock of the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 21, 2017	2929 CPC Holdco, LLC

	By:	/s/ Stuart Margulies
		Name:	Stuart Margulies
		Title:	Senior Managing Principal

Schedule A
PRINCIPALS
Name	Present Principal Occupation or Employment
Ira M. Lubert	Chairman and Manager of Group V LLC and Manager of Manager GP

Dean S. Adler	Chief Executive Officer and Manager of Group V LLC and Manager of Manager GP
COMMITTEE MEMBERS
Name	Present Principal Occupation or Employment
Gerald Ronon	President and Chief Operating Officer of Group V LLC and Manager GP

Stuart Margulies	Senior Managing Principal and Secretary of Group V LLC and Manager GP

Jane Smith	Senior Vice President of Manager GP

Mark Kripke	Senior Vice President of Group V LLC and Senior Vice President – Finance of Manager GP

Ryan Forry	Senior Vice President of Manager GP